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                                                                      EXHIBIT 14

                              AMENDED AND RESTATED
                                CODE OF ETHICS OF
                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                 APPLICABLE TO DIRECTORS, OFFICERS AND EMPLOYEES

To promote the ethical conduct and integrity generally of the company, and to promote accurate, fair and timely reporting of our company's financial results and condition and other information we release to the public market and include in reports we file with the SEC, all directors, officers and employees of the company are bound by the following Code of Ethics, under which each agrees that he or she shall:

         o Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships, including disclosure to the Chairperson of the Audit Committee of any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

         o Be prohibited from: personally taking advantage of business opportunities that are discovered through the use of corporate property, information or his or her position with the company; using corporate property, information or his or her position for personal gain; or competing against the company while an employee.

         o Provide information within the scope of his or her duties in a manner which promotes full, fair, accurate, timely and understandable disclosure in reports and documents that the company files with, or submits to, government agencies and in the company's other public communications.

         o Comply with rules and regulations of foreign, federal, state, provincial and local governments, and other appropriate private and public regulatory agencies, including insider trading laws.

         o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

         o Deal fairly with the company's customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealings.

         o Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose it, and not use confidential information acquired in the course of one's work for personal advantage.

         o        Proactively promote and be an example of ethical behavior.


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         o        Achieve responsible use of and control over all assets and resources employed or entrusted.

         o Promptly report to the Chairperson of the Audit Committee any conduct that the individual believes to be or would give rise to a violation of law or business ethics or of any provision of this Code of Ethics or the company's general Code of Conduct.

It is against the company's policy to retaliate against any employee for good faith reporting of violations of this Code. Violations of this Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment. Any waiver of this Code for executive officers or directors may be made only by the board of directors or an authorized committee of the board of directors and must be promptly disclosed to stockholders.

If you believe that a violation of the Code of Ethics has occurred, please contact the Chairperson of the Audit Committee.


Dated:   November 9, 2006